Correspondence

March 24, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Attention:      John Hartz, Senior Assistant Chief Accountant

Re:	PURE Bioscience Form 10-K for the fiscal year ended July 31, 2008 Definitive Proxy Statement on Form 14A filed November 26, 2008 File No. 001-14468

Ladies and Gentlemen:

This letter sets forth the responses of PURE Bioscience, a California corporation (the “Company,” “us” or “we”) in response to a letter of comment from the staff of the Securities and Exchange Commission (the “Staff”) to the Company dated March 9, 2009 (the “Staff Letter”).

The paragraphs below numbered 1 to 8 restate the numbered paragraphs in the Staff Letter. The discussion set out below each such paragraph is our response to the Staff’s comment.

FORM 10-K FOR THE FISCAL YEAR ENDED JULY 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

As requested, we have provided in this letter examples of revisions to the Company’s future filings, including our interim filings. However, subsequent to our receipt of the Staff Letter on March 9th 2009, we were able to make some, but not all, of the revisions suggested by the Staff, in our Form 10-Q for the Fiscal Period Ended January 31, 2009, as filed with the Securities and Exchange Commission (“the Commission”) on March 12th, 2009. Given the short time period between receipt of the Staff Letter and the filing of our quarterly report, we were not able to address all of the Staff comments. However, in our responses to the Staff as detailed below, we have included both disclosures made in our recent quarterly report and examples of additional revisions as requested by the Staff.

PURE Bioscience

Selected Financial Data, page 17

2.	Please revise your selected financial data table to disclose net loss from continuing operations per common share. In addition, please revise your filing as necessary so that the amount of net income (loss) from discontinued operations for the year ended July 31, 2006 is consistent with the amount presented on your statement of operations on page 29.

We will revise the requested data in our Report on Form 10-K for the fiscal year ending July 31, 2009.

Consolidated Financial Statements

Note 14 – Business Segment and Sales Concentrations, page 43

3.	We note your disclosures on page 21 that the improvement in gross margin during fiscal 2008 was attributable to product mix. Please revise your filing to disclose revenues from external customers for each product or service. Additionally, if revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. Please refer to paragraphs 37 and 38(a) of SFAS 131.

When the Company refers in its filings to “product mix,” it is referring to sales of the Company’s primary technology by level of concentration. We produce a liquid antimicrobial known as silver dihydrogen citrate (“SDC”) that is, or may be, sold in many different formulations, the main point of differentiation being the concentration of its main active ingredient, a novel molecule. As this “concentration” is on a continuum, there is not a clear distinction between “products”, however we believe it is important to provide some distinction between less and more concentrated product sold, as it helps to explain changes in gross margins. Generally, the more concentrated the product we sell, the higher our margins are, or will be. In response to the Staff’s comment, we have determined that an appropriate distinction is between “bulk Axen30 or finished packaged products containing Axen30,” and “bulk SDC concentrate.” Axen30 is a 30 parts per million dilution of our technology, for which we have U.S. EPA registration as a hard surface disinfectant, and bulk SDC concentrate is currently sold in concentrations of between 2,000 and 2,400 parts per million and in future periods is expected to be sold a both higher and lower concentrations. In our Form 10-Q for the Fiscal Period Ended January 31, 2009, we have included the following disclosures in the notes to the financial statements and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, which we intend to also make in our future filings:

“During the three month period ended January 31, 2009, 100% of our product sales were of bulk Axen30 or finished packaged products containing Axen30, our ready to use product. None of our product sales for the period were of bulk SDC concentrate. During the same period of the prior year, 71% of our product sales were of bulk SDC concentrate and 29% of our product sales were of bulk Axen30 or finished packaged products containing Axen30.

PURE Bioscience

During the six month period ended January 31, 2009, 10% of our product sales were of bulk SDC concentrate and 90% of our product sales were of bulk Axen30 or finished packaged products containing Axen30. During the same period of the prior year, 67% of our product sales were of bulk SDC concentrate and 33% of our product sales were of bulk Axen30 or finished packaged products containing Axen30.”

With reference to the Staff’s request for the Company to disclose separately revenues from external customers attributed to an individual foreign country if they are material, we will do so in our future filings. In some cases, we have, or may have in future periods, distributors or strategic partners to whom we have granted rights to sell our technology in multiple countries. Generally, we do not require such distributors to report to us the quantities of products sold to each country, however we will disclose all information available to us in our future filings. In our Form 10-Q for the Fiscal Period Ended January 31, 2009, we made the following disclosures about concentrations of sales by country:

“100% of product sales for the six month period ended January 31, 2009 were made to U.S. domestic customers.”

“During the year ended July 31, 2008 we granted non-exclusive distribution and blending rights to a new partner for the sale of SDC-based products in Colombia. In addition, we granted non-exclusive distribution and blending rights to a second partner, which is affiliated with the first partner, for the sale of SDC-based products in Argentina, Venezuela, Panama and Costa Rica. Our sales of SDC concentrate to these partners in the three month period ended July 31, 2008 were $757,200.”

FORM 10-Q FOR THE FISCAL PERIOD ENDED OCTOBER 31, 2008

General

4.	Please address the above comments in your interim filings as well.

The Company intends to address the above comments in both interim and annual filings for future periods.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three Months Ended October 31, 2008 vs. Three Months Ended October 31, 2007, page 14

5.	We note that you generated revenues of $110,600 for the three months ended October 31, 2008 compared to revenues of approximately $823,300 during the three months ended July 31, 2008. Please revise your MD&A to provide a more robust analysis of the specific factors that have led to significant fluctuations in the amount of revenues generated from period to period. Since you have a relatively small number of significant customers, consider explaining the reasons why revenues to each significant customer fluctuated when analyzed against both the prior year comparable period and the most recently completed prior quarter.

PURE Bioscience

We will revise our MD&A as requested in order to provide more information explaining the reasons why revenues to each significant customer fluctuated when analyzed against both the prior year comparable period and the most recently completed prior quarter, to the extent that such fluctuations are material. In the MD&A within our Form 10-Q for the Fiscal Period Ended January 31, 2009, we made the following disclosures, on which we will expand, if applicable, in future filings:

“Our historical revenues have fluctuated from period to period based on factors that include, but are not limited to, the timing of approvals of our applications and our partners’ applications to regulatory agencies in both the United States and overseas; the timing of product launches by both our strategic partners and, in some cases, their customers and partners; the timing of our entry into new strategic agreements, and the quantities of our products required by our partners to effect new research programs and product launches.

For example, for the six month period ended January 31, 2009 we reported revenues from product sales of $145,400, compared with revenue from product sales in the three month period ended July 31, 2008 of $823,300. During the year ended July 31, 2008 we granted non-exclusive distribution and blending rights to a new partner for the sale of SDC-based products in Colombia. In addition, we granted non-exclusive distribution and blending rights to a second partner, which is affiliated with the first partner, for the sale of SDC-based products in Argentina, Venezuela, Panama and Costa Rica. Our sales of SDC concentrate to these partners in the three month period ended July 31, 2008 were $757,200.

During the three month period ended July 31, 2008 we recorded deferred revenue on receipt of a non-refundable fee of $250,000 which we received subject to an agreement whereby we allowed a third party a limited time period to exclusively evaluate our SDC technology for use within specified indications and for certain products. On termination of the agreement on January 31, 2009, we recognized the $250,000 as licensing revenue in the consolidated statements of operations for the three month period ended January 31, 2009.”

Liquidity and Capital Resources, page 16

6.	We note your disclosure on page 15 that you had $781,600 of past due receivables from two strategic partners as of October 31, 2008 but that you consider the receivables to be fully collectible. Please tell us the extent to which these receivables have been subsequently paid. If they have not been subsequently paid in full, please tell us whether you continue to generate sales from these customers and the factors you considered in determining that these receivables are fully collectible.

As of the date of this letter, no part of the referenced amount has been collected. At January 31, 2009 we recorded an allowance for doubtful accounts for the full amount of the receivable, and in our Form 10-Q for the Fiscal Period Ended January 31, 2009, we provided the following update regarding this matter, within both the footnotes to the financial statements and in the MD&A:

PURE Bioscience

“The allowance for doubtful accounts at January 31, 2009 is made up of amounts billed during prior periods to two international distributors. During the year ended July 31, 2008 we granted non-exclusive distribution and blending rights to a new distributor for the sale of SDC-based products in Colombia. In addition, we granted non-exclusive distribution and blending rights to a second distributor, which is affiliated with the first distributor, for the sale of SDC-based products in Argentina, Venezuela, Panama and Costa Rica. During the three month period ended January 31, 2009 we determined these accounts to be delinquent. We therefore established a full reserve and recorded $781,600 as bad debt expense, within general and administrative expense, in the consolidated statements of operations for the three month period ended January 31, 2009. Subsequent to July 31, 2008 we have not sold any products to either of the two referenced distributors.”

The factors we considered in determining that these receivables were fully collectible as of the filing of our Form 10-Q for the Fiscal Period Ended October 31, 2008 included the following:

•	We entered into distribution agreements with the referenced distributors in June 2008. Initially, they purchased over $275,000 of product from us, for which they prepaid. In addition to paying us up front for the initial shipments, the distributors made significant investments to establish their businesses, including leasing a facility and making substantial down-payments for bottling, water treatment, and other processing equipment, much of which was custom equipment sourced from U.S. manufacturers.

•	Under the terms of the agreements, any sales of products to the distributors have no right of return, and the distributors can lose their contractual rights for failure to pay us for products they have purchased.

•	Our Chief Executive Officer and our Director of Business Development travelled to Colombia in July 2008 to evaluate a blending facility being set up by the distributor for the purpose of blending our concentrated product into ready to use disinfectants for sale in Colombia, Argentina, Venezuela, Panama and Costa Rica. On their visit to Colombia, our executives determined that the distributors’ principals appeared to have access to sufficient capital to fund the Companies.

•	The referenced distributors had to overcome an unexpected issue that caused delays in their regulatory approval to sell products in Colombia, although the distributors were contractually required to pay for their products based on the time of shipment from our facility, irrespective of their obtaining regulatory approval. On a subsequent visit to meet with the distributors in Colombia in October 2008, our Chief Executive Officer spoke with senior officials of the regulatory agencies overseeing approvals for products containing our active ingredient, and verified that any issues associated with obtaining approvals had been resolved.

•	At the time of the filing of our Form 10-Q for the Period Ended October 31, 2008, the principals of the distributors and their legal counsel remained in contact with us. By way of formal written communication, the distributors and their attorney acknowledged that we had met all of our obligations with respect to the sales, and represented their intention to pay the amounts owed and their desire to maintain their contractual rights.

PURE Bioscience

We continue to be in regular contact with the principals regarding the payments and the maintenance of their contractual rights. While they continue to represent their intention to pay, we have no further insight into when and if these payments will be made. We will not sell any more products to these distributors until or unless all amounts owing to us have been paid. If we were to allow these distributors to maintain their contractual rights subsequent to full payment, we will require letters of credit or prepayment for future shipments.

7.	Please revise your MD&A to provide investors with a more robust discussion of your forward looking prospects and the specific plans you have for addressing the continued operating losses and significant cash outflows from operating activities. It is not clear from your current disclosures how management plans to move the Company forward towards profitable operations and positive cash flows from operations. See the SEC Interpretive Release No. 33-8350 for additional guidance.

In our future filings, commencing with our Form 10-Q for the fiscal period ending April 30, 2009, we would propose the inclusion of the following disclosures within the MD&A. Such disclosure would be updated as circumstances, or our knowledge of future events, changes.

“At January 31, 2009, we had cash, cash equivalents and short-term investments of $4,067,400, a decline of $2,564,900 from July 31, 2008. Our cash outflows could be greater in future periods. We had a loss of $3,825,100 after taxes for the six month period ended January 31, 2009, a loss of $6,540,300 after taxes for the fiscal year ended July 31, 2008, and a loss of $4,654,900 after taxes for the fiscal year ended July 31, 2007. As of January 31, 2009, we had an accumulated deficit of approximately $35.3 million.

Our future capital needs and our future profits, if any, are uncertain, and will depend on many factors, including the acceptance of, and demand for, our products; the success of strategic partners in selling our products; our success and the success of strategic partners in obtaining regulatory approvals to sell our products; the costs of further developing our existing, and developing new, products or technologies; the extent to which we invest in new technology and product development; and the costs associated with the continued operation, and any future growth, of our business.

Many of the factors determining our future profitability and capital needs are outside our control. We rely on third parties to market and distribute our products. Our existing and future partners and distributors are marketing our novel antimicrobial silver ion technology to industrial and consumer markets, however these products have not yet been widely accepted into the marketplace. In most cases, regulatory approvals are required, in the United States and overseas, before products can be sold. While these factors make it difficult for us predict the amount and timing of future results, and our capital needs, we expect revenues to be generated in the future from sales of our SDC technology, to offset our planned expenditures.

PURE Bioscience

For example, we have entered into distribution agreements with multiple distributors in the United States to market our EPA-approved hard surface disinfectant under their own labels, and a number of such products have recently been launched, or are expected to be launched in future periods. As our disinfectant contains a novel, patented molecule, the market adoption of such products can take significantly longer than for a reformulation of a product under an existing brand name. However, we expect traction to be gained by our distributors based on the novel selling points of SDC, such as its broad spectrum efficacy, low toxicity and lack of evidence of pathogenic resistance.

We also have a strategic agreement with Ciba, whereby we have granted Ciba the right to resell our SDC concentrate within the global personal care market. In February 2009, the first name brand personal care products containing SDC as the active ingredient were launched in Europe by a customer of Ciba. We expect other such launches in future periods through our relationship with Ciba. Additionally, we have a strategic agreement with Rockline Industries that we expect will lead to the sale of wet wipes containing our SDC technology, subsequent to U.S. EPA approval. We also have other pending EPA applications, for additional uses and for new formulations, the approval of which we believe will lead to enhanced sales of SDC. SDC is currently in various trials by third parties in the transportation and agriculture industries, both of which are significant market opportunities. While we cannot predict the timing or scale of any of these opportunities, and we are competing in highly competitive markets, we believe that our SDC technology has significant advantages over existing technologies.

Our existing cash resources will not be sufficient to fund our planned activities, and in future periods we expect to seek additional capital through the issuance of common stock, preferred stock, convertible securities or through other means. Such sources of new capital may not be available on terms acceptable to us, or at all. If we, or our distributors, are unable to establish SDC in the marketplace, or if we cannot raise additional capital on acceptable terms, we may need to scale back our expenditures through reductions in our workforce and operations, and we may not be able to develop or enhance our products, execute our business plan, or take advantage of future opportunities. If we were unable to scale back the size and scope of our operations sufficiently, we would have to cease operations altogether.”

PURE Bioscience

PROXY STATEMENT FILED NOVEMBER 26, 2008

Executive Compensation

Compensation Discussion and Analysis

Stock Option Grant Methodology, page 11; Discretionary Bonuses, page 12

8.	We understand, based on your disclosure, that stock options, stock awards and cash bonuses have been awarded to named executive officers in the discretion of the board. In future filings, please provide more information on how the board made its decision to award the reported options, stock and bonuses, including the factors it used to determine whether to make the award at all, and how it determined the amount and terms of the award.

We will include the requested information in our future filings, commencing with our Form 10-K for the fiscal year ending July 31, 2009, or in our Proxy Statement relating to our Annual Meeting of Shareholders if such information is incorporated by reference into the Form 10-K.

Attached hereto please find the written acknowledgement from the Company requested by the Staff on page 4 of the Staff Letter.

Please direct any further comments or questions to me at (619) 596-8600.

Sincerely,

/s/ Michael L. Krall
President and C.E.O.
PURE Bioscience

March 24, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Attention:      John Hartz, Senior Assistant Chief Accountant

Re:	PURE Bioscience Form 10-K for the fiscal year ended July 31, 2008 Definitive Proxy Statement on Form 14A filed November 26, 2008 File No. 001-14468

Ladies and Gentlemen:

Pursuant to a letter of comment from the staff of the Securities and Exchange Commission to PURE Bioscience, a California corporation (the “Company”), dated March 9, 2009, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael L. Krall
President and C.E.O.
PURE Bioscience